August 5, 2005

By U.S. mail and facsimile to (414) 524-3232

R. Bruce McDonald
Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, WI 53201

      Re:	Johnson Controls, Inc.
      Form 10-Q for the period ended March 31, 2005
      Filed May 6, 2005
      File No. 1-5097

Dear Mr. McDonald:

      We have reviewed your response letter dated August 3, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended March 31, 2005

Prior Comment 1

1.  We understand that the $69 million tax benefit recognized in the
quarter ended 3/31/05 was precipitated by an election to treat a German subsidiary as liquidated/disposed for US Federal income tax purposes. We understand that this tax treatment (check-the-box election) has enabled the Registrant to claim a US tax deduction for the write-down of the business even though the subsidiary is not discontinuing its operations, is not changing its business or its legal existence, and that no impairment loss has been recognized for financial statement purposes. Therefore, it appears that there is
a
timing difference that needs to be recorded as a deferred tax liability/expense under SFAS 109. Specifically, it appears that at 3/31/05 the Registrant has taken a tax deduction for a loss that will not be recognized for financial statement purposes until an
indefinite
time in the future. Please clarify for us whether a deferred tax liability was recognized and, if so, why the corresponding deferred
tax expense did not offset the $69 million tax benefit.	``


2. In your 7/18/05 letter, you stated that the 3/31/05 tax election generated a $539 million capital loss, of which $187 million was used to offset capital gains for US Federal income tax purposes. We understand that a valuation allowance has been established for the remaining $352 million. Please clarify for us whether this tax asset may be used to offset future capital gains for US Federal income tax purposes.

3.  	In your 7/18/05 letter, you also stated that the $539 million capital loss was primarily based on independent third party valuations and represents a write-down of the tax basis of the German subsidiary.
Given that an independent appraiser determined this material write-down was necessary, please tell us why you have not recorded an impairment charge under SFAS 144.

``
*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3255 if you have questions regarding these comments.


						Sincerely,


						Nili Shah
	Branch Chief
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Mr. R. Bruce McDonald
Johnson Controls, Inc.
August 5, 2005
Page 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE